FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

News From
Royal Caribbean Cruises Ltd.

Corporate Communications Offices

1050 Caribbean Way, Miami, Florida 33132-2096

Contact: Michael Sheehan (305) 539-6572

For Immediate Release

ROYAL CARIBBEAN CRUISES LTD. RECEIVES EXTENSION
ON OPTION FOR SECOND ULTRA VOYAGER SHIP

MIAMI – August 18, 2004 – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today announced it has received an extension regarding its option to purchase a second Ultra Voyager ship. The option involves a ship scheduled for delivery in 2007.

     Royal Caribbean and Kvaerner Masa-Yards, of Finland, builder of the first Ultra Voyager ship, agreed to extend the option to September 30, 2004. The option was to have expired on August 31, 2004.

     The first Ultra Voyager ship, ordered on September 19, 2003, for delivery in May 2006, will be operated by the Royal Caribbean International brand. Roughly 15 percent larger than its Voyager-class ships, the Ultra Voyager will stand 18 stories high and cruise at approximately 22 knots. At 100 percent occupancy, it will carry 3,600 guests and 1,400 crew.

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 29 ships in service and one under construction. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant)
Date: August 18, 2004	By:	/s/ BONNIE S. BIUMI
Bonnie S. Biumi
Senior Vice President, Treasurer